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                                                                     EXHIBIT 2.1


                             PLAN OF REORGANIZATION
                 UNDER SECTION 368 OF THE INTERNAL REVENUE CODE


      This is a Plan of Reorganization between Spectra-Physics, Inc., a Delaware corporation ("SPI") and Spectra-Physics Lasers, Inc., a Delaware corporation ("SPL") under Section 368 of the Internal Revenue Code of 1986, as amended.

      1. SPI shall merge with and into SPL (the "Merger") in accordance with the Plan of Merger attached hereto as Exhibit A. Pursuant to the Merger, all of the assets of SPI shall be transferred to SPL and all of the liabilities of SPI shall be assumed by SPL.

      2. This Plan of Reorganization shall be effective upon adoption by the Board of Directors and stockholders of SPI and SPL.

      3. The officers and employees of SPI and SPL are authorized to take such further actions as are necessary and appropriate to implement this Plan of Reorganization.